BRITISH COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www corporateonline.gov bc.ca

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 23, 2010 09:05 AM Pacific Time

Incorporation Number: **BC0317518**

Recognition Date: Incorporated on November 17, 1986

NOTICE OF ARTICLES

Name of Company:

CIBT EDUCATION GROUP INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
700 - 625 HOWE ST
VANCOUVER BC V6C 2T6
CANADA

Delivery Address:
700 - 625 HOWE ST
VANCOUVER BC V6C 2T6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
700 - 625 HOWE ST
VANCOUVER BC V6C 2T6
CANADA

Delivery Address:
700 - 625 HOWE ST
VANCOUVER BC V6C 2T6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
[illegible]ozman, Jack

Mailing Address:
8607 CEDAR DRIVE
PRAIRIE VILLAGE KS 66207
UNITED STATES

Delivery Address:
C/O FIRST STATE BANK
10314 SHANEE MISSION PARKWAY
SHAWNEE KS 66203
UNITED STATES

Last Name, First Name, Middle Name:
Warnock, David

Mailing Address:
500 E. PRATT STREET, STE 1200
BALTIMORE MD 21202
UNITED STATES

Delivery Address:
500 E. PRATT STREET, STE 1200
BALTIMORE MD 21202
UNITED STATES

Last Name, First Name, Middle Name:
CHU, TOBY

Mailing Address:
1200 - 777 W. BROADWAY
VANCOUVER BC V5Z 4J7
CANADA

Delivery Address:
1200 - 777 W. BROADWAY
VANCOUVER BC V5Z 4J7
CANADA

Last Name, First Name, Middle Name:
DAVID, TONY

Mailing Address:
230 - 2755 LOUGHEED HWY.
PORT COQUITLAM BC V4B 5Y9
CANADA

Delivery Address:
230 - 2755 LOUGHEED HWY.
PORT COQUITLAM BC V4B 5Y9
CANADA

Last Name, First Name, Middle Name:
Hsu, David

Mailing Address:
10022 FOXRUN RD.
SANTA ANA CA 92705
UNITED STATES

Delivery Address:
10022 FOXRUN RD.
SANTA ANA CA 92705
UNITED STATES

Last Name, First Name, Middle Name:
RICHARDSON, G. DAVID

Mailing Address:
520 - 885 DUNSMUIR ST.
VANCOUVER BC V6C 1N5
CANADA

Delivery Address:
520 - 885 DUNSMUIR ST.
VANCOUVER BC V6C 1N5
CANADA

Last Name, First Name, Middle Name:
Rice, Troy

Mailing Address:
7520 E. LARKSPUR DR.
SCOTTSDALE AZ 85260
UNITED STATES

Delivery Address:
7520 E. LARKSPUR DR.
SCOTTSDALE AZ 85260
UNITED STATES

Last Name, First Name, Middle Name:
Weir, Shane

Mailing Address:
C/O WEIR & ASSOCIATES, 16TH FLOOR
TAK SHING HOUSE, THEATRE LANE
20 DES VOEUX ROAD CENTRAL
HONG KONG

Delivery Address:
C/O WEIR & ASSOCIATES, 16TH FLOOR
TAK SHING HOUSE, THEATRE LANE
20 DES VOEUX ROAD CENTRAL
HONG KONG

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

June 30, 2004

AUTHORIZED SHARE STRUCTURE

1.	150,000,000	common Shares	Without Par Value Without Special Rights or Restrictions attached

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**February 23, 2010 09:05 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on February 23, 2010 09:05 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
0317518

Name of Company:
CIBT EDUCATION GROUP INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

AUTHORIZED SHARE STRUCTURE

1.	150,000,000	common Shares	Without Par Value Without Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8626

NOTICE OF ALTERATION

FORM 11 – BC COMPANY

Section 257 (4) *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

BC0317518

B. NAME OF COMPANY

CIBT EDUCATION GROUP INC.

C. ALTERATIONS TO THE NOTICE OF ARTICLES

Please indicate what information on the Notice of Articles is to be altered or added

- ☐ Company name
- ☐ A translation of company name
- ☐ Pre-existing Company Provisions
- ☐ Date of a Resolution or Court Order **(applies to special rights or restrictions only)**
- ☑ Authorized Share Structure

D. ALTERATION EFFECTIVE DATE – *Choose one of the following:*

☑ The alteration is to take effect at the time that this notice is filed with the registrar.

☐ The alteration is to take effect at 12:01 a.m. Pacific Time on ____________ being a date that is not more than ten days after the date of the filing of this notice.

☐ The alteration is to take effect at __________ ☐ a.m. or ☐ p.m. Pacific Time on ________ being a date and time that is not more than ten days after the date of the filing of this notice.

E. CHANGE OF COMPANY NAME

The company is to change its name from ______________________________

to *(choose one of the following)*:

☐ ______________________________. This name has been reserved for the company under name reservation number ______________ or

☐ a name created by adding "B.C. Ltd." after the incorporation number of the company.

F. TRANSLATION OF COMPANY NAME

Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

Additions: Set out every new translation of the company name that the company intends to use outside of Canada.

N/A

Changes: Change the following translation(s) of the company name:

PREVIOUS TRANSLATION OF THE COMPANY NAME	NEW TRANSLATION OF THE COMPANY NAME

Deletions: Remove the following translation(s) of the company name:

N/A

G. PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the *Business Corporations Act*)

Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

☐ The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

H. AUTHORIZED SHARE STRUCTURE

Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

YYYY / MM / DD

Set out the new authorized share structure

Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
	MAXIMUM NUMBER OF SHARES AUTHORIZED OR NO MAXIMUM NUMBER	PAR VALUE OR WITHOUT PAR VALUE	TYPE OF CURRENCY	YES/NO
common	150,000,000	without par value	n/a	No

I. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
TOBY CHU.	X [signature]	2010/02/22